Orbis
Grupa Hotelowa

07024902

Warsaw, 2007-06-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED JUN 19 2007 WASH, D.C. 210 SECTION

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym dla m.st. Warszawy, XII Wydział Gospodarczy, KRS Rejestr Przedsiębiorców 0000022622, kapitał zakładowy: 92.154.016 zł (wpłacony w całości), NIP 526-025-04-69. Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the texts of the Current reports no 13/2007, 14/2007.

Best regards

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Krzysztof Gerula

I Vice-President

7/5

Current report No. 13/2007

In connection with Principle No. 18 of the Corporate Governance, the Management Board of "Orbis" S.A. hereby discloses to the public Resolution of the Supervisory Board of "Orbis" S.A. concerning evaluation of corporate standing of "Orbis" S.A. together with the Appendix to the Resolution.

Resolution No.79/VI/2007
of „Orbis" S.A. Supervisory Board
dated June 1, 2007

concerning evaluation of corporate standing of „Orbis" S.A.

Pursuant to § 10 item 4 of „Orbis" S.A. Supervisory Board By-Laws, in connection with Principle No. 18 of the Corporate Governance, it is hereby resolved as follows:

§ 1

1. The Supervisory Board of „Orbis" S.A. has evaluated the corporate standing of the Company, particularly as regards its financial standing and development prospects, and submits this evaluation to the Annual General Meeting of Shareholders.

2. The evaluation referred to in item 1 forms an Appendix hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Evaluation of the corporate standing of the Company, by way of disclosing this resolution together with the Appendix to the public in a current report and to make this Evaluation available along with other documents issued to shareholders not later than 15 days prior to the Annual General Meeting of Shareholders of the Company.

Appendix to Resolution No. 79/VI/2007
of "Orbis" S.A. Supervisory Board
dated June 1, 2007

Concise evaluation of the corporate standing of Orbis S.A. for 2006,

presented to the General Meeting of Shareholders.

The Company's corporate standing should be considered as stable. The improvement, prevailing since 2003, of external factors contributory to the growth in revenues and performance of enterprises of the tourist and hotel industry, combined with the adopted strategy of the Company as well as undertaken restructuring measures, provide solid foundations for the Company's development.

1. Key results.

Orbis S.A. performance in 2006 confirms good corporate standing of the Company. This is reflected in the growth in the following figures and ratios:

- RevPAR - by 12.3%, accompanied by a rise in the occupancy rate by 1.2 % points,
- Average Daily Rate (ADR) – by 9.6%,
- Adjusted EBITDA – by 17.3%,
- Operating profit (adjusted EBIT) – by 33.6%.

However, a decline was reported in the following ratios and figures:

- Net profit – by 24.2%,
- Net Return on Sales – by 3.7 % points,
- Return on Equity /ROE/ - by 1.5 % points,
- Return on Assets /ROA/ - by 1.1 % point.

The decline in net profit to a large extent resulted from the amount of released provision for net impairment reversal that was lower than last year (PLN 27,041 thousand in 2006 against PLN 67,429 thousand in 2005).

Moreover, the growth in the share of operating profit (adjusted EBIT) proves the improvement of hotels' operating efficiency. This growth has been achieved, among others, thanks to:

- effective selling activities, rise in the share of business clients in the number of roomnights sold, accompanied by an increase in the number of tourists' arrivals in Poland (by 3% in 2006 as compared to 2005),
- restructuring measures that have improved productivity,
- centralization of purchases.

In 2006, the average employment in the Company declined by 11.9% and, therefore, the employment per room ratio went down from 0.44 to 0.40. Payroll&related expenses went down from PLN 205.3 million to PLN 185.1 million,

i.e. by 9.8%, chiefly as an effect of closure of 6[1] hotels. Continued implementation of the employment optimization process in hotels and effects of regionalization of financial&accounting, HR&payroll, IT, sales and technical services will bring about a further decline in the Company's payroll&related expenses. The adjusted EBIT, i.e. operating profit before net impairment reversal in 2006, increased by 33.6% as compared to 2005.

Table 1 Income statement of Orbis S.A.

in PLN thousand	2006	2005	% change
Net sales of products, merchandise and raw materials	590 011	578 901	1,9%
% share in total revenues	**89,51%**	**90,42%**	**-0,9%**
Cost of goods sold	-432 863	-433 628	-0,2%
Selling and marketing costs	-41 339	-41 152	0,5%
Administrative expenses	-99 123	-98 641	0,5%
of which:			
-depreciation & amortization	-109 793	-100 733	9,0%
- staff costs	-189 054	-203 950	-7,3%
- outsourced services	-128 021	-120 590	6,2%
% share in total costs	**93,71%**	**94,32%**	**-0,6%**
Other operating income	69 128	61 119	13,1%
Other operating expenses	-17 887	-15 770	13,4%
Adjusted EBITDA*	**177 720**	**151 562**	**17,3%**
Operating profit (loss) Adjusted EBIT*	**67 927**	**50 829**	**33,6%**
Net impairment reversal	**27 041**	**67 429**	**-59,9%**
Finance income	48	248	-80,6%
Finance costs	-20 601	-18 755	9,8%
Profit (loss) before tax	**74 415**	**99 751**	**-25,4%**
Income tax	-11 320	-16 533	-31,5%
Loss from discontinued operations			
Net profit (loss)	**63 095**	**83 218**	**-24,2%**
Adjusted EBIT* margin (adjusted EBIT/Revenues)	11,5%	8,8%	2,7%
Adjusted EBITDA* margin (adjusted EBITDA/Revenues)	30,1%	26,2%	3,9%

*Adjusted results do not include the amount of the net impairment reversal.

[1] On July 1, 2005 the Europejski Hotel ceased to operate within Orbis S.A., as from October 31 the following 4 Branches were liquidated: Solec, Wanda, Tranzyt and Reda. The Tranzyt and Reda hotels resumed their operations after the completion of modernization works connected with their conversion to Etap-branded hotels at the end of 2006. A new Etap hotel will be constructed in the neighborhood of the former Wanda hotel, on the plot of land owned by Orbis S.A.. Also, a new Etap was erected on the site of the demolished Solec hotel and commissioned for use in January 2007. In connection with the modernization works, in November 2005 the Grand hotel in Sopot was rendered inoperational, on September 1, 2006 the hotel was reopened as the upper-scale luxury Sofitel.

2. Selected results and phenomena that call for monitoring

- Liabilities and provisions for liabilities went up in 2006 to PLN 613 321 thousand, i.e. by 7.5% against 2005, chiefly due to a growth in the number of suppliers and investment liabilities.
- Inventory turnover ratio decreased by 1.5 day thanks to better management of purchases.
- Cash debt coverage ratio decreased by 0.04 % point.
- Debtor collection period went slightly up from 9.8 days to 12.3 days predominantly in connection with a rise in turnover as compared to 2005, at the same time the creditor collection period extended from 25.1 days to 38 days thanks to contracts with suppliers having been renegotiated by the centralized purchases department.

3. Implementation of strategy

In March 2005, the Management Board of Orbis S.A. presented the new strategy of the Orbis Hotel Group for 2005-2009. In May 2006, the Supervisory Board of Orbis S.A. approved the update of the development strategy of the Orbis Hotel Group for 2006-2010. Relevant information was published in the Company's current reports Nos. 10/2005 and 9/2006.

The pursued strategy comprised:

1) Continuation of the hotel modernization program:

a) At the beginning of 2006, a comprehensive rebuilding process commenced in the **Grand hotel in Sopot**. The scope of works covered modernization of: living areas, public areas, casino, conference rooms, recreation center including a swimming pool as well as technical rooms. Consequently, the hotel could apply for a status of a 5-star hotel and joined the Sofitel brand. Works connected with revalorization of terrain and decorative green areas around the hotel, carried out in November, marked the last stage of hotel modernization.

b) The program of modernization of the **Grand hotel in Warsaw** covers rebuilding of rooms and new arrangement of public areas. All works are scheduled to come to an end in the 4th quarter of 2007. Thanks to these changes, the hotel will operate as a 4-star hotel of an Accor brand.

c) Modernization works are underway in a few hotels. These works consist in implementation of the Novotel Novation standard, modernization of public areas, replacement of installations, etc. Works related to preparation of work schedules for subsequent hotels are continued.

2) New hotels:

a) In December 2006, the Etap Reda in Szczecin, offering 120 rooms, was opened.

b) Construction works in the Etap Centrum hotel in Warsaw have come to an end. The hotel commenced to accept guests in the first half of January 2007.

c) 18 new projects related to the construction of Etap, Ibis and Novotel hotels in 11 Polish cities are continued.

3) Restructuring of the hotel portfolio:

a) In November 2006, the Extraordinary General Meeting of Shareholders granted its consent for the sale of the Monopol hotel in Wrocław. The transaction was executed in December 2006. The hotel building was sold together with the title to perpetual usufruct of land on which it is developed. The profit on sale, net of costs of hotel liquidation, amounted to PLN 34.6 million.

The updated forecast, disclosed in the current report No. 30, stipulates that the aggregate EBITDA for the Hotel Group to be generated to 2006 amounts to PLN 223 million. The EBITDA generated in 2006 amounted to PLN 240 million.

The impairment test on property, plant and equipment made as at the end of 2006 indicated that it was necessary to recognize new impairment losses in a few hotels and, at the same time, allowed to reverse some of impairment losses that had been previously recognized. Consequently, the overall impact on our EBITDA was positive, as the EBITDA went up by PLN 27 million.

The adjusted EBITDA (excluding the impact of the impairment test) in the Orbis Hotel Group reached the level of PLN 213 million, this result being by 24.1% higher than in 2005.

4. Demand for the services of the Polish hotel market in 2006.

The number of foreigners' arrivals reported in the period January – December 2006 amounted to 65.1 million (nearly 1% more as compared to the corresponding period of 2005), of which the number of tourists' arrivals totaled 15.7 million (by 3% more than in 2005).

The analysis of changes in incoming traffic according to country of origin in 2006 indicates a considerable growth (by over 20%) in arrivals from Ireland, Great Britain, South Korea, Portugal, Norway, Belgium, the Netherlands, Romania, Spain and Denmark, and a decline in arrivals (by over 5%) from Kazakhstan, Cyprus, the Czech Republic, Luxembourg and Malta. No considerable change was observed in the number of tourists who came to Poland from Germany, while a rise by approx. 17.6% was reported in the number of arrivals from the former "EU-15" countries. The upwards trend in the number of arrivals from non-European countries, particularly from South Korea and Australia, prevailed.

In 2006, the number of roomnights sold by Orbis S.A. declined by 2.6% (44.3 thousand roomnights less as compared to 2005) as an effect of closure of a few hotels in connection with transactions of sale, conversion or intensive modernizations. The year 2006 saw a rise in the number of roomnights sold in Orbis hotels to Polish tourists (by 4.6%), and a decline in the number of roomnights sold to foreign tourists (by 6.6%).

Positive trends observed in 2006 are confirmed by the continued rise in the occupancy rate in the 1st quarter of 2007 (by 6.3% as compared to the 1st quarter of 2006) and dynamic growth in the Revenue per Available Room (RevPAR) in Orbis S.A. hotels (by 24.4%). This augurs well for the Company's performance and its development in the future.

Taking the above facts into account, and considering especially the implementation of the updated Strategy of the Company and safe financial standing, the Supervisory Board favorably evaluates the prospects for the Company's development.

Chairman of the Supervisory Board Claude Moscheni ....

Current report no 14/2007

In connection with the approval, by the Management Board and the Supervisory Board at a meeting held on June 1, 2007, of the Updated Strategy of Development and Modernization of the Orbis Hotel Group for the years 2007-2011, taking into account, beside the postponement of the period covered by the 5-year program – the positive changes in market conditions, the information disclosed to the public in the current report no 9/2006 concerning the ORBIS HOTEL GROUP development strategy, including the forecast of financial results (EBITDA), is hereby being updated.

Furthermore, in conjunction with § 5 section 1 pt 25 and § 3 section 2 of the Regulation issued by the Minister of Finance dated October 19, 2005, concerning Current and Periodical Information Reported by Securities Issuers, on June 1, 2007 the Management Board also made a decision concerning disclosure to the public of the forecasted financial results of the ORBIS HOTEL GROUP (EBITDA) during the years 2007-2011:

1) 2007 - PLN 230 million (former forecast: PLN 252 million),
2) 2008 - PLN 285 million (former forecast: PLN 299 million),
3) 2009 - PLN 328 million (former forecast: PLN 358 million),
4) 2010 - PLN 361 million (former forecast: PLN 386 million),
5) 2011 - PLN 390 million (the time horizon of the Current report no 9/2005 was till the year 2010).

The forecasted EBITDA does not include profit from transactions of sale of real properties.
The above forecast was prepared based on the following foundations and assumptions of the Updated Strategy of Development and Modernization of the Orbis Hotel Group for the years 2007-2011:

The development strategy of the Orbis Hotel Group for the years 2007-2011 is a continuation of the basic trends set in the past years, with more emphasis placed on development. A total amount of PLN 1 421 million will be assigned for implementation of the strategy of the ORBIS Hotel Group. Expenditure on complex modernization works together with replacement costs in hotels will total PLN 402 million. The sum of PLN 794 million will be incurred for implementation of the program involving construction of economy hotels operating under the Etap and Ibis brands, while PLN 225 million for development of other brands. 72% of the total investment expenditure in the years 2007-2011 will concern development projects.
The updated strategy for the years 2007-2011 entails a 5-year investment budget by PLN 558 million higher than planned in the strategy for the years 2006-2010. The main growth drivers include: increase in the number of hotels to be built (10 hotels; 1.7 thousand rooms) and a change of concepts of some development projects, which will altogether cost PLN 395 million in the period concerned. Moreover, a rise in prices on the construction market has resulted in a restatement of budgets for projects included in the Strategy for the years 2006-2010 by PLN 163 million, including PLN 75 million for modernization projects together with replacement costs.

The economy hotel network will be developed by way of constructing new hotels (34). Hotel conversions will be continued, though to a lesser extent, and will concern the Novotel and Mercure brands. The updated development program incorporates a list of new projects which has been expanded by adding 10 new hotels and 1.7 thousand new rooms as compared to the strategy dated May 2006. Thus, once the Updated Strategy of Development and Modernization has been implemented, the ORBIS Group will have 39 new hotels with over 4.8 thousand rooms.

ORBIS also plans to dispose of a part of its assets (including hotel and non-hotel properties) with a view to attain additional funding to finance the investment projects.
As a result of detailed analyses of the existing hotel base and the market conditions, in conjunction with an evaluation of the local market development prospects viewed from the perspective of new investment projects, 9 hotels have been selected for replacement with 13 new hotels, mainly in the economy hotel segment. At the same time, 8 hotels of the Group which fail to meet certain criteria have been chosen as potential sale targets.

The number of hotels which may be sold or torn down, to be partially replaced with new hotels and new projects in new locations, has been expanded, since the new establishments will better meet the market requirements and offer a new, higher quality to hotel guests, thus generating higher revenues.

As a result of implementing the Strategy, the ORBIS Group will comprise 89 hotels with 14.2 thousand rooms, including 50 hotels in the economy segment.

The investment program for the years 2007-2011 will be financed in 47% from operating cashflows and in 24% from debt, while the remaining part will be generated from sale of assets. Therefore, it is assumed that at the end of the year 2011, the ORBIS HOTEL GROUP will have at its disposal net cash in the amount of PLN 104 million.

Following preparation of a balance sheet and completion of an analysis of the operating results for the period of the first 9 months of the financial year, the possibility of implementing the projected financial results (EBITDA) will be evaluated and a potential correction of the published forecast will be prepared every year in November. The possibility of attainment of the forecasted financial results will be monitored by way of preparing regular analyses of the generated financial results by relevant units in the Company's Head Office on the basis of systemic information.

At the same time, in connection with the above forecast of the financial results, we would like to inform that the following companies belong to the ORBIS HOTEL GROUP: "Orbis" S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon, Orbis Kontrakty Sp. z o.o.

END